UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

DDS TECHNOLOGIES USA INC.

375 N. STEPHANIE ST. SUITE 1411 HENDERSON NV 647-426-1640

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

NONE

Rule 12g-4(a)(2)

Date: MARCH 22, 2010      By:   DONGMEI ZHOU



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